**Mercedes-Benz Auto Receivables Trust 2023-2**
**Investor Report**
Collection Period Ended     31-Aug-2025

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 23 | |
| Collection Period (from... to) | 1-Aug-2025 | 31-Aug-2025 |
| Determination Date | 11-Sep-2025 | |
| Record Date | 12-Sep-2025 | |
| Distribution Date | 15-Sep-2025 | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Aug-2025 | 15-Sep-2025 | Actual/360 Days | 31 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Aug-2025 | 15-Sep-2025 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 292,010,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 467,620,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 467,620,000.00 | 413,908,629.65 | 389,209,360.13 | 24,699,269.52 | 52.819104 | 0.832320 |
| Class A-4 Notes | 83,110,000.00 | 83,110,000.00 | 83,110,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,310,360,000.00** | **497,018,629.65** | **472,319,360.13** | **24,699,269.52** | | |
| | | | | | | |
| Overcollateralization | 33,622,415.40 | 33,599,560.39 | 33,599,560.39 | | | |
| Adjusted Pool Balance | 1,343,982,415.40 | 530,618,190.04 | 505,918,920.52 | | | |
| Yield Supplement Overcollateralization Amount | 76,016,708.61 | 27,570,705.51 | 26,058,494.01 | | | |
| **Pool Balance** | **1,419,999,124.01** | **558,188,895.55** | **531,977,414.53** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 33,622,415.40 | 2.50% |
| Target Overcollateralization Amount | 33,599,560.39 | 2.50% |
| Current Overcollateralization Amount | 33,599,560.39 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 5.920000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 5.950000% | 2,052,296.96 | 4.388813 | 26,751,566.48 | 57.207918 |
| Class A-4 Notes | 6.010000% | 416,242.58 | 5.008333 | 416,242.58 | 5.008333 |
| **Total** | | **$2,468,539.54** | | **$27,167,809.06** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 23,875,611.56 | (1) Total Servicing Fee | 465,157.41 |
| Interest Collections | 3,404,682.70 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 697,198.86 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 1,029,181.25 | | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 2,468,539.54 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 106,051.89 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **29,112,726.26** | (6) Regular Principal Distributable Amount | 24,699,269.52 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **29,112,726.26** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 1,479,759.79 |
| | | **Total Distribution** | **29,112,726.26** |

### Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 465,157.41 | 465,157.41 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 2,468,539.54 | 2,468,539.54 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 2,052,296.96 | 2,052,296.96 | 0.00 |
| thereof on Class A-4 Notes | 416,242.58 | 416,242.58 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 2,468,539.54 | 2,468,539.54 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 24,699,269.52 | 24,699,269.52 | 0.00 |
| Aggregate Principal Distributable Amount | 24,699,269.52 | 24,699,269.52 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 3,359,956.04 |
| Reserve Fund Amount - Beginning Balance | 3,359,956.04 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 11,420.74 |
| minus Net Investment Earnings | 11,420.74 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,359,956.04 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 11,420.74 |
| Net Investment Earnings on the Collection Account | 94,631.15 |
| Investment Earnings for the Collection Period | 106,051.89 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,419,999,124.01 | 29,224 |
| Pool Balance beginning of Collection Period | 558,188,895.55 | 17,960 |
| Principal Collections | 15,299,893.48 | |
| Principal Collections attributable to Full Pay-offs | 8,575,718.08 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 2,335,869.46 | |
| Pool Balance end of Collection Period | 531,977,414.53 | 17,476 |
| Pool Factor | 37.46% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 7.07% | 7.45% |
| Weighted Average Number of Remaining Payments | 58.10 | 36.87 |
| Weighted Average Seasoning (months) | 10.12 | 33.23 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 519,075,388.88 | 17,164 | 97.57% |
| 31-60 Days Delinquent | 9,066,619.30 | 227 | 1.70% |
| 61-90 Days Delinquent | 3,217,541.78 | 73 | 0.60% |
| 91-120 Days Delinquent | 617,864.57 | 12 | 0.12% |
| Total | 531,977,414.53 | 17,476 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.721% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 2,335,869.46 | 58 | 57,118,730.06 | 1,278 |
| Principal Net Liquidation Proceeds | 687,208.22 | | 18,413,071.12 | |
| Principal Recoveries | 999,838.43 | | 18,447,806.10 | |
| Principal Net Loss / (Gain) | 648,822.81 | | 20,257,852.84 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 1.428% |
| Prior Collection Period | 0.904 % |
| Second Prior Collection Period | 0.901 % |
| Third Prior Collection Period | 0.132 % |
| Four Month Average | 0.841% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 1.427% |
| **Average Net Loss / (Gain)** | 15,851.22 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.